

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Sean Carrick
Chief Executive Officer
Nascent Biotech Inc.
25350 Magic Mountain Parkway Suite 250
Santa Clarita, CA 91355

>   **Re: Nascent Biotech Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 18, 2020**
>   **File No. 333-251525**

Dear Mr. Carrick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selling Security Holders, page 16

1. Please revise the beneficial ownership table on page 16 to include the shares issuable upon exercise of the common stock purchase warrants and to identify the natural person(s) with voting and/or dispositive control over the shares listed in the table. Also, revise the Selling Security Holders section to disclose when you and the selling security holders completed the private placement(s) and the consideration paid.

Exhibits

2. Please revise the Exhibit 5.1 opinion to reflect all of the securities covered by the prospectus. In this regard, the opinion only covers 6,250,000 shares. Also, please file as an exhibit the common stock purchase agreement that counsel references in the legal

opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Claudia J. McDowell, Esq.